
January 3, 2014

Via E-mail
V. Chase McCrea III
Chief Financial Officer
Cornerworld Corporation
13010 Preston Road, Suite 510
Dallas, TX 75240

      Re: Cornerworld Corporation
               Item 4.01 Form 8-K
               Filed December 27, 2013
               File No. 000-54419

Dear Mr. McCrea:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

Item 4.01

1. Besides the disagreement disclosed, we note you state that there were no other disagreements with you former accountant through the end of the quarter ended October 31, 2013. The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of termination there were no other disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of other disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Please revise accordingly.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director